Exhibit 99.1

Sentage Holdings Inc. Announces Financial Results for the First Six Months of Fiscal Year 2024

Shanghai, China, December 17, 2024 (GLOBE NEWSWIRE) -- Sentage Holdings Inc. (the “Company”, “we”, “our”) (Nasdaq: SNTG), is a holding company incorporated in the Cayman Islands with no material operations of its own. Through its China-based operating entities, the Company offers consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. The Company today announced its financial results for the first six months of fiscal year 2024 ended June 30, 2024. The following summarizes such financial results.

Financial Highlights for the First Six Months of Fiscal Year 2024

●

Total operating revenue was $nil in the six months ended June 30, 2024, compared with $82 for the same period of last year, representing a 100% decrease. The reason for the decrease in revenue was that the Company’s existing business had declined while the Company attempting to enter into new businesses. the company has been adjusting and improving its products and services to enhance its competitiveness. These improvements require more time to be completed.

●	Net loss was $1.12 million in the six months ended June 30, 2024, compared with net loss of $1.08 million for the same period of last year.

●	Basic and diluted loss per share was $0.47 in the six months ended June 30, 2024, compared with basic and diluted loss per share of $0.46 for the same period of last year.

Financial Results for the First Six Months of Fiscal Year 2024

Operating Expenses

Selling, general and administrative expenses increased by $43,366, or 4%, to $1,123,711 in the six months ended June 30, 2024, from $1,080,345 for the same period of last year. The increase was due to the following reasons:

●	Professionals consulting expenses increased by $122,525 or 30% to $ 534,675 in the six months ended June 30, 2024, from $412,151 for the same period of last year. The increase was primarily due to the company paying more for consulting services to third party professionals.

Provision for Income Taxes

Provision for income taxes was nil for the six months ended 30 June 2024, compared with nil for the same period last year.

Net Loss

Net loss was $1.12 million in the six months ended June 30, 2024, compared with net loss of $1.08 million for the same period of last year.

Loss Per Share

Basic and diluted loss per share was $0.47 in the six months ended June 30, 2024, compared with basic and diluted loss per share of $0.46 for the same period of last year.

Cash and Cash Equivalents

As of June 30, 2024, the Company had cash and restricted cash of $1.61million, compared with $2.26 million as of December 31, 2023.

Cash Flow

Net cash used in operating activities was $1.09 million, compared with Net cash used in operating activities of $1.01 million for the same period of last year.

Net cash used in investing activities was $nil, compared with Net cash used in investing activities of $537, for the same period of last year.

Net cash provided by/ (used in) financing activity was $0.43 million, compared with Net cash used in financing activity of $(4,709) for the same period of last year.

About Sentage Holdings Inc.

Sentage Holdings Inc., headquartered in Shanghai, China, is a holding company incorporated in the Cayman Islands with no material operations of its own (the “Company”). Through its China-based operating entities, the Company offers consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. Leveraging the Company’s deep understanding of its client base, strategic partner relationships, and proprietary valuation models and technologies, the Company is committed to working with its clients to understand their financial needs and challenges and offering customized services to help them meet their respective objectives. For more information, please visit the company’s website at ir.sentageholdings.com.

Forward-Looking Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement.

For more information, please contact:

Sentage Holdings Inc.

Investor Relations Department
Email: ir@sentageholdings.com

Ascent Investor Relations LLC

Tina Xiao President

Tel: +1-646-932-7242

Email: investors@ascent-ir.com

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2023	As of June 30, 2024
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	$2,262,881	$1,615,725
Restricted cash	26,127	21,101
Accounts receivable, net	284,628	132,049
Prepaid expenses and other current assets	9,118,909	6,720,283

Total current assets	11,692,545	8,489,158

Non-current assets
Right-of-use assets, net	72,939	29,133
Plant and equipment, net	64,472	57,395
Intangible assets, net	66,859	58,702
Long-term investments	1,000,000	3,500,000
Deferred tax assets	12,324	12,040

Total non-current assets	1,216,594	3,657,270

Total assets	$12,909,139	$12,146,428

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,985	$5,847
Lease liabilities	72,230	23,802
Accrued expenses and other current liabilities	256,795	237,490

Total current liabilities	335,010	267,139

Non-current liability
Due to a related party, non-current	344,235	782,364

Total non-current liability	344,235	782,364

Total liabilities	679,245	1,049,503

Shareholders’ equity
Class A Ordinary shares, $0.005 par value, 180,000,000 shares authorized, 2,805,325 and 2,805,325 shared issued and outstanding as of December 31, 2023 and June 30, 2024*	14,027	14,027
Class B Ordinary shares, $0.005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and June 30, 2024*	-	-
Additional paid in capital	55,327,858	55,327,858
Statutory reserves	166,038	166,038
Accumulated deficit	(43,363,848)	(44,489,252)
Accumulated other comprehensive income	85,819	78,254

Total shareholders’ equity	12,229,894	11,096,925

Total liabilities and shareholders’ equity	$12,909,139	$12,146,428

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022.

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the six months ended June 30,
	2023	2024
OPERATING REVENUE
Prepaid payment network service fee	82	-
Total operating revenue	82	-

OPERATING EXPENSE
Selling, general and administrative expenses	1,080,345	1,123,711
Total operating expenses	1,080,345	1,123,711

LOSS FROM OPERATIONS	(1,080,263)	(1,123,711)

OTHER EXPENSES	(1,623)	(1,693)

LOSS BEFORE INCOME TAX PROVISION	(1,081,886)	(1,125,404)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	(1,081,886)	(1,125,404)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(57,057)	(7,565)
COMPREHENSIVE LOSS	$(1,138,943)	$(1,132,969)

Loss per common share- basic and diluted	$(0.46)	$(0.47)

Weighted average shares- basic and diluted	2,376,764	2,376,764

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2023	2024
Cash flows from operating activities
Net loss	$(1,081,886)	$(1,125,404)
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization	49,087	52,151
Allowance for Credit Losses	(2,902)	45,231
Changes in operating assets and liabilities:
Accounts receivable	37,863	107,348
Prepaid expenses and other current assets	124,441	(101,374)
Lease liabilities	(44,191)	(44,473)
Accrued expenses and other current liabilities	(97,547)	(19,443)
Net cash used in operating activities	(1,015,135)	(1,085,964)

Cash flows from investing activity
Additions to property, plant and equipment	(537)	-
Net cash used in investing activity	(537)	-

Cash flows from financing activity
Proceeds from (Repayment to) related party loans	(4,709)	438,129
Net cash (used in)/provided by financing activity	(4,709)	438,129

Reconciliation of cash and restricted cash, beginning of period
Cash	3,805,135	2,262,881
Restricted cash	23,089	26,127
Cash and restricted cash, beginning of period	$3,828,224	$2,289,008

Reconciliation of cash and restricted cash, end of period
Cash	2,724,245	1,615,725
Restricted cash	19,850	21,101
Cash and restricted cash, end of period	$2,744,095	$1,636,826

Effect of exchange rate changes on cash and restricted cash	(63,749)	(4,347)
Net decrease in cash and restricted cash	(1,084,130)	(652,182)
Cash and restricted cash, beginning of period	3,828,224	2,289,008
Cash and restricted cash, end of period	$2,744,095	$1,636,826

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